Exhibit (a)(5)(xxiii)

Talking points

July 27, 2017

Philips welcomes FDA approval of Spectranetics’ Stellarex drug-coated balloon

•	On July 26, 2017, The Spectranetics Corporation announced receipt of U.S. Food and Drug Administration (FDA) Pre-Market Approval (PMA) of the Stellarex™ drug-coated balloon (DCB), designed to restore and maintain blood flow to the superficial femoral and popliteal arteries in patients with peripheral arterial disease (PAD).

•	The DCB segment is one of the fastest growing segments in peripheral vascular procedures (worldwide drug-coated balloon market >20% CAGR to USD 1+ billion by 2021).

•	Stellarex is a key growth driver in Spectranetics’ highly competitive portfolio.

•	Stellarex is a next generation DCB that provides proven treatment and is backed by robust clinical evidence.

•	Stellarex delivers top-tier clinical results for common to complex patients. As the only commercially available drug-coated balloon with two reported randomized controlled trials, Stellarex has demonstrated durability with consistently high patency rates in a wide range of patients.

•	Stellarex is already CE-marked and available for sale in Europe.

•	The combination of Spectranetics’ highly complementary product portfolio and Philips’ portfolio of interventional imaging systems, devices, software and services will enable clinicians to decide, guide, treat and confirm the appropriate cardiac and peripheral vascular treatment to deliver enhanced care for patients, as well as significantly boost recurring revenue streams for Philips.

•	The Stellarex FDA approval was not a closing condition of the announced acquisition.

•	Regarding regulatory clearances for the acquisition of Spectranetics: We need regulatory clearance in the US, Austria and Germany. We have obtained the US regulatory clearance.